UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                        NORTHWEST AIRLINES CORPORATION
                        ------------------------------
                                (Name of Issuer)

                     Class A Common Stock, Par Value $0.01
                     -------------------------------------
                         (Title of Class of Securities)

                                 667280-10-1
                                 -----------
                                (CUSIP Number)


                                December 31, 2001
                               ------------------
           (Date of Event which Requires Filing of this Statement)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required In the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 10


CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 2 of 10

------------------------------------------------------------------------------
1.	NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.
(formerly RICHARD C. BLUM & ASSOCIATES, L.P.)

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    5.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           6.  SHARED VOTING POWER                        1,429,880**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      7.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                    8.  SHARED DISPOSITIVE POWER                   1,429,880**

------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,429,880**

------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 1.7%**

------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON                                           IA, PN

------------------------------------------------------------------------------
** See response to Item 4 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 3 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    5.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           6.  SHARED VOTING POWER                        1,429,880**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      7.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                    8.  SHARED DISPOSITIVE POWER                   1,429,880**

------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,429,880**

------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 1.7%**

------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See response to Item 4 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 4 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  USA

------------------------------------------------------------------------------
                    5.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           6.  SHARED VOTING POWER                        1,429,880**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      7.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                    8.  SHARED DISPOSITIVE POWER                   1,429,880**

------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,429,880**

------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 1.7%**

------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See response to Item 4 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 5 of 10


Item 1(a). Name of Issuer.
-------------------------
Northwest Airlines Corporation (the "Issuer")


Item 1(b). Address of Issuer's Principal Executive Offices.
----------------------------------------------------------
2700 Lone Oak Parkway, Eagan, MN  55121


Item 2(a).  Name of Persons Filing.
----------------------------------
Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.


Item 2(b).  Address of Principal Business Office or, in None, Residence.
-----------------------------------------------------------------------
The address of each reporting person is 909 Montgomery Street, Suite 400, San Francisco, California 94133.


Item 2(c).  Citizenship.
-----------------------
Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.


Item 2(d).  Title of Class of Securities.
----------------------------------------
Class A Common Stock, $0.01 par value ("Common Stock").


Item 2(e).  CUSIP Number.
------------------------
667280-10-1


Item 3.  Type of Reporting Person.
---------------------------------
(e) [X] 	Investment Advisor registered under section 203 of the
Investment Advisors Act of 1940.








CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 6 of 10

Item 4.  Ownership.
------------------
Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. At
December 31, 2001, the following shares of Common Stock were held directly by the following persons:

Person                                                 Common Stock
--------------------------------                       -------------

Richard C. Blum & Associates-NWA                            459,649
Partners, L.P. ("RCBA-NWA")

Blum Capital Partners, L.P. ("BLUM L.P.")                  135,477
(formerly Richard C. Blum & Associates, L.P.)

Richard C. Blum & Associates, Inc. ("RCBA Inc.")             3,919

Investment advisory client accounts                          830,835
for which BLUM L.P. has voting and
investment discretion

The general partner of RCBA-NWA is BLUM L.P. BLUM L.P. has voting and investment discretion for three investment advisory client accounts on whose behalf shares of the Issuer have been acquired. The general partner of BLUM L.P. is RCBA Inc. Richard C. Blum is a controlling person and chairman of RCBA Inc., and a limited partner of BLUM L.P. Because voting and investment decisions concerning the above securities may be made by or in conjunction with the other reporting persons, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

As chairman, director and a substantial shareholder of RCBA, Inc., Mr. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc., BLUM L.P. and RCBA-NWA. Mr. Blum reserves the right to disclaim beneficial ownership of securities beneficially owned by such entities. Although Mr. Blum is joining in this Amendment as a reporting person, the filing of this Amendment shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by such entities.

Mr. Blum is also a director of the Issuer.



CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 7 of 10


Item 5.  Ownership of Five Percent or Less of a Class.
-----------------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following.    [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
------------------------------------------------------------------------
Not applicable.


Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on by the Parent Holding
         Company.
----------------------------------------------------------------------------
Not applicable


Item 8.  Identification and Classification of Members of the Group.
------------------------------------------------------------------
Not applicable


Item 9.  Dissolution of Group.
-----------------------------
Not applicable


Item 10.  Certification.
-----------------------
Not applicable


CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 8 of 10

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002

RICHARD C. BLUM & ASSOCIATES-NWA PARTNERS, L.P.
By: Blum Capital Partners, L.P., its general partner
By: Richard C. Blum & Associates, Inc., its general partner



By: /s/ Murray A. Indick
    --------------------------------------
    Murray A. Indick
    Partner and General Counsel


BLUM CAPITAL PARTNERS, L.P.
By: Richard C. Blum & Associates, Inc., its general partner



By: /s/ Murray A. Indick
    ---------------------------------------
    Murray A. Indick
    Partner and General Counsel


RICHARD C. BLUM & ASSOCIATES, INC.



By: /s/ Murray A. Indick
    ---------------------------------------
    Murray A. Indick
    Partner, General Counsel and Secretary


RICHARD C. BLUM



/s/ Murray A. Indick
-------------------------------------------
By: Murray A. Indick, Attorney-in-Fact


CUSIP NO. 667280-10-1            SCHEDULE 13G                    Page 9 of 10

                                  EXHIBIT INDEX

Exhibit A  Joint Filing Undertaking








CUSIP NO. 667280-10-1            SCHEDULE 13G                    Page 10 of 10

                                  Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  February 14, 2002

RICHARD C. BLUM & ASSOCIATES-NWA PARTNERS, L.P.
By: Blum Capital Partners, L.P., its general partner
By: Richard C. Blum & Associates, Inc., its general partner



By: /s/ Murray A. Indick
    --------------------------------------
    Murray A. Indick
    Partner and General Counsel


BLUM CAPITAL PARTNERS, L.P.
By: Richard C. Blum & Associates, Inc., its general partner



By: /s/ Murray A. Indick
    ---------------------------------------
    Murray A. Indick
    Partner and General Counsel


RICHARD C. BLUM & ASSOCIATES, INC.



By: /s/ Murray A. Indick
    ---------------------------------------
    Murray A. Indick
    Partner, General Counsel and Secretary


RICHARD C. BLUM



/s/ Murray A. Indick
-------------------------------------------
By: Murray A. Indick, Attorney-in-Fact